==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: October 31, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:  October 31, 2006                    By: /s/ Karen L. Dunfee
                                               ------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

 Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9
                   Tel: (604) 687-1117 / Fax: (604) 687-6100


    -------------                    |             [GRAPHIC OMITTED]
       N E W S                       |           [LOGO - TECKCOMINCO]
    R E L E A S E                    |-----------------------------------------
    -------------                    |
                                       FOR IMMEDIATE RELEASE - OCTOBER 30, 2006
                                                                       06-52-TC


3Q     RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006
===============================================================================


                             TECK COMINCO REPORTS
               NET EARNINGS OF $504 MILLION IN THE THIRD QUARTER

Don Lindsay, President and CEO said, "Third quarter earnings were $504 million, up from $405 million a year ago. We did ship all of our Red Dog concentrates during the 2006 shipping season, however poor weather conditions delayed the loading of vessels and the timing of shipments resulting in the shifting of some of Red Dog's sales from the third quarter into the fourth quarter of this year and the first quarter of 2007. Year-to-date net earnings were $1.6 billion, almost double the net earnings of $835 million in the first nine months of 2005."


HIGHLIGHTS AND SIGNIFICANT ITEMS

    o Unaudited net earnings were $504 million or $2.34 per share in the third quarter, up from $405 million or $2.00 per share in the third quarter of 2005 due to higher metal prices despite significantly lower zinc sales at the Red Dog mine compared with a year ago.

    o Year-to-date net earnings were $1.6 billion, almost double the net earnings of $835 million in the first nine months of 2005.

    o Cash flow from operations, before changes to non-cash working capital items, was $629 million in the third quarter compared with $476 million in the same period of 2005.

    o    Earnings  before  interest,   taxes,   depreciation  and  amortization
         (EBITDA) were $874 million in the third quarter compared with $611 million a year ago.

    o The company's bid for all of the outstanding shares of Inco Limited expired on August 16, 2006 when the minimum tender condition was not satisfied. The company expects to record a pre-tax gain of $135 million in the fourth quarter with net proceeds of approximately $430 million on the sale of its Inco shares after repayment of the Inco exchangeable debentures.

    o A five-year collective agreement was ratified by the unionized employees of the Highland Valley Copper mine on October 13, 2006.

    o Cash (including temporary investments) increased by $243 million in the third quarter and totalled $3.8 billion at the end of September.


------------------------------------------------------------------------------

Reference:   Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL
POSITION  AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT OCTOBER 30, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE ON PAGE 15.


EARNINGS

Unaudited net earnings in the third quarter were $504 million or $2.34 per share, up from net earnings of $405 million or $2.00 per share in the third quarter of 2005.

The higher earnings in the third quarter were due mainly to higher copper and zinc prices, partially offset by significantly lower zinc sales from Red Dog and a lower realized coal price. Average LME cash prices for copper and zinc were US$3.48 and US$1.53 per pound respectively in the quarter, up significantly from US$1.70 and US$0.59 per pound respectively in the third quarter of 2005. Realized coal prices averaged US$109 per tonne in the third quarter of 2006 compared with US$118 per tonne a year ago. A lower Canadian/U.S. dollar exchange rate of 1.12 in the third quarter compared with
1.20 a year ago also partially offset the higher copper and zinc prices.

Red Dog's zinc sales and operating profit were significantly lower than anticipated in the third quarter due to poor weather conditions that delayed concentrate shipments. Red Dog's zinc sales in the third quarter were 80,000 tonnes lower than a year ago. Based on the average zinc price of the third quarter of US$1.53 per pound, this represents approximately $82 million in net earnings being deferred to the following two quarters.

Third quarter earnings were also adversely affected by certain accounting provisions relating to the Antamina operations. The original project debt was refinanced in September resulting in the write-off of the unamortized amount of deferred financing costs of $31 million on an after-tax basis (Teck Cominco's share - $7 million). In addition, the mine made an accrual of $57 million (Teck Cominco's share - $13 million) for extraordinary social contributions for the nine months of 2006 pending the finalization of an agreement with the Government of Peru.

Operating profit of $876 million in the third quarter increased by $326 million from $550 million in the same period last year, due to strong performance at the copper and zinc mine operations resulting from high metal prices. As well, Trail posted a strong performance and recorded an operating profit of $101 million compared with $31 million in the third quarter of 2005. Partially offsetting these strong performances were significantly lower zinc sales volumes from Red Dog, a lower realized coal price and a weaker U.S. dollar.
Metal prices rose slightly in the third quarter resulting in final pricing revenues of $18 million, compared with $25 million in the third quarter of 2005.


2     Teck Cominco Limited 2006 Third Quarter Report

Compared with the second quarter of 2006, operating profit in the third quarter decreased slightly despite higher zinc sales volumes at Red Dog. The main reason for the decrease in operating profit was the lower final pricing revenues of $18 million received in the third quarter when copper and zinc prices stayed relatively constant, compared with $107 million received in the second quarter when metal prices moved up significantly.

Year-to-date net earnings were $1.6 billion, almost double the net earnings of $835 million in the same period of 2005 despite significantly lower zinc sales. The higher earnings were due to significantly higher commodity prices, partially offset by a weaker U.S. dollar.

CASH FLOW FROM OPERATIONS

Cash flow from operations, before changes to non-cash working capital items, was $629 million in the third quarter compared with $476 million in the third quarter of 2005 due mainly to higher profits from copper and zinc operations.

Cash flow from operations, after non-cash working capital changes, was $752 million compared with $383 million in the third quarter of 2005. Net change in non-cash working capital items of $123 million was due mainly to the timing between the accrual and payment of current taxes.

Cash flow before changes to non-cash working capital items was $1.8 billion for the nine months ended September 30, 2006 compared with $1.1 billion in 2005.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 5 and 6. Average commodity prices and Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE

                                                      Third Quarter           Nine months ended Sep. 30
                                               --------------------------    --------------------------
                                               2006      2005    % Change    2006      2005    % Change
COPPER (LME Cash - US$/pound)                  3.48      1.70       +105%    3.00      1.57        +91%
ZINC (LME Cash - US$/pound)                    1.53      0.59       +159%    1.35      0.59       +129%
LEAD (LME Cash - US$/pound)                    0.54      0.40        +35%    0.53      0.43        +23%
GOLD (LME PM fix - US$/ounce)                   622       439        +42%     602       431        +40%
MOLYBDENUM (realized - US$/pound)                24        23         +4%      22        28        -21%
COAL (realized - US$/tonne)                     109       118         -8%     115        92        +25%
CDN/U.S. EXCHANGE RATE (Bank of Canada)        1.12      1.20         -7%    1.13      1.22         -7%

Revenues from operations were $1.6 billion in the third quarter of 2006 compared with $1.1 billion in the same period a year ago. The increase over 2005 was due mainly to significantly higher prices for copper and zinc, partly offset by lower zinc sales volumes from Red Dog.

Sales of metal in concentrates are recognized in revenues when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter includes provisional prices for sales occurring in the quarter and final pricing adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. Any favourable or unfavourable adjustments to revenues recognized by the company as a result of price changes will be reduced by the price participation deductions provided in the smelting and refining agreements.


3     Teck Cominco Limited 2006 Third Quarter Report

At June 30, 2006, the end of the previous quarter, outstanding receivables included 158 million pounds of copper provisionally valued at US$3.37 per pound and 74 million pounds of zinc provisionally valued at US$1.48 per pound. During the third quarter, 136 million pounds of copper included in the June 30, 2006 receivables were settled at an average final price of US$3.48 per pound and 74 million pounds of zinc were settled at an average final price of US$1.52 per pound.

At September 30, 2006, outstanding receivables included 174 million pounds of copper provisionally priced at US$3.43 per pound and 140 million pounds of zinc provisionally valued at US$1.52 per pound. The majority of these receivables (sales) will be final-priced in the fourth quarter.




4     Teck Cominco Limited 2006 Third Quarter Report

PRODUCTION AND SALES (NOTE 1)

                                                    PRODUCTION                               SALES
                                        ------------------------------------  -------------------------------------
                                           THIRD QUARTER     YEAR TO DATE       THIRD QUARTER       YEAR TO DATE
                                          2006      2005     2006     2005       2006      2005     2006     2005
-------------------------------------------------------------------------------------------------------------------
TRAIL METAL OPERATIONS (Note 2)

   REFINED ZINC - Thousand tonnes           72        13      219      156         71        33      220      169

   REFINED LEAD - Thousand tonnes           23         5       68       47         22         7       66       46

   SURPLUS POWER - GW.h                      -         -        -        -        245       581      785    1,076

MINE OPERATIONS (Note 3)

   ZINC - Thousand tonnes
     Red Dog                               155       156      424      426        117       197      290      359
     Antamina                               10        12       26       38         11        11       25       37
     Pend Oreille                            9        13       29       36          9        13       29       36
     Louvicourt                              -         -        -        3          -         -        -        3
     --------------------------------------------------------------------------------------------------------------
                                           174       181      479      503        137       221      344      435

   COPPER - Thousand tonnes
     Highland Valley Copper                 43        47      121      126         47        39      133      133
     Antamina                               20        20       63       61         22        21       61       62
     Louvicourt                              -         -        -        4          -         -        -        4
     --------------------------------------------------------------------------------------------------------------
                                            63        67      184      191         69        60      194      199

   LEAD - Thousand tonnes
     Red Dog                                33        29       91       73         53        56       58       58
     Pend Oreille                            1         3        4        6          1         3        4        6
     --------------------------------------------------------------------------------------------------------------
                                            34        32       95       79         54        59       62       64

   MOLYBDENUM - Thousand pounds
     Highland Valley Copper                977     1,276    3,176    4,872        910     1,659    2,918    5,292
     Antamina                            1,057       842    2,777    2,199        814       790    2,760    2,523
     --------------------------------------------------------------------------------------------------------------
                                         2,034     2,118    5,953    7,071      1,724     2,449    5,678    7,815

   GOLD - Thousand ounces
     Hemlo                                  49        58      154      179         52        61      157      182
     Pogo (Note 4)                          18         -       40        -         18         -       35        -
     Other                                   3         4        9       12          3         2        8       10
     --------------------------------------------------------------------------------------------------------------
                                            70        62      203      191         73        63      200      192

   COAL - Thousand tonnes
     Elk Valley Coal (Note 5)            2,006     2,356   6,490     7,556      2,358     2,463    6,683    7,110

Notes:
(1) The table presents the company's share of production and sales volumes.
(2) Refined zinc and lead production in the third quarter of 2005 was affected by a shutdown of metal operations caused by a strike.
(3) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(4) Pogo  operations  have not reached  commercial  production  levels and the results from  operations  are not included in the company's earnings.
(5) Results of the Elk Valley Coal  Partnership  represent the company's 40% direct  interest in the Partnership commencing  April 1, 2006,  39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31,
    2005.


5     Teck Cominco Limited 2006 Third Quarter Report

REVENUES, DEPRECIATION AND OPERATING PROFIT

QUARTER ENDED SEPTEMBER 30
                                                                       DEPRECIATION                OPERATING
                                              REVENUES               AND AMORTIZATION           PROFIT (Note 1)
                                         --------------------      ----------------------     ---------------------
                                           THIRD QUARTER               THIRD QUARTER             THIRD QUARTER
($ IN MILLIONS)                              2006     2005             2006       2005             2006     2005
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)           $  443   $  152              $12       $  6             $101     $ 31
   Red Dog                                    327      241               16         22              216      106
   Pend Oreille                                22       14                3          4                9        1
   Inter-segment sales and other              (97)     (11)               -          -                8       (5)
   ----------------------------------------------------------------------------------------------------------------
                                              695      396               31         32              334      133

COPPER
   Highland Valley Copper                     391      233               13         15              287      144
   Antamina                                   215      129                9          9              155       87
   Louvicourt                                   -        1                -          -                -        1
   ----------------------------------------------------------------------------------------------------------------
                                              606      363               22         24              442      232

GOLD
   Hemlo                                       37       33                6          5                2        3

COAL
   Elk Valley Coal (Note 2)                   294      358               10         10               98      182
-------------------------------------------------------------------------------------------------------------------
TOTAL                                      $1,632   $1,150              $69        $71             $876     $550
===================================================================================================================


NINE MONTHS ENDED SEPTEMBER 30
                                                                       DEPRECIATION                OPERATING
($ IN MILLIONS)                               REVENUES               AND AMORTIZATION           PROFIT (Note 1)
                                         --------------------      ----------------------     ---------------------
                                            YEAR TO DATE               YEAR TO DATE               YEAR TO DATE
                                             2006     2005             2006       2005             2006     2005
-------------------------------------------------------------------------------------------------------------------

ZINC
   Trail (including power sales)           $1,257   $  686             $ 35       $ 28           $  284   $   90
   Red Dog                                    689      380               34         36              456      158
   Pend Oreille                                69       40               11         13               31        -
   Inter-segment sales and other             (280)     (81)               -          1               (5)      (5)
   ----------------------------------------------------------------------------------------------------------------
                                            1,735    1,025               80         78              766      243

COPPER
   Highland Valley Copper                   1,111      731               34         51              818      423
   Antamina                                   601      362               24         28              456      237
   Louvicourt                                   -       21                -          3                -       12
   ----------------------------------------------------------------------------------------------------------------
                                            1,712    1,114               58         82            1,274      672

GOLD
   Hemlo                                      111       98               18         16               10        8

COAL
   Elk Valley Coal (Note 2)                   893      835               27         25              344      353
-------------------------------------------------------------------------------------------------------------------
TOTAL                                      $4,451   $3,072             $183       $201           $2,394   $1,276
===================================================================================================================

Notes:
(1) Depreciation and amortization are deducted in calculating operating profit.
(2) Results of the Elk Valley Coal  Partnership  represent the company's 40% direct  interest in the Partnership commencing  April 1, 2006,  39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31,
    2005.


6     Teck Cominco Limited 2006 Third Quarter Report

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)
                                                 Three months ended Sep. 30          Nine months ended Sep. 30
                                               -----------------------------       ------------------------------
     100%                                             2006             2005              2006               2005
     ----
     Zinc production (000's tonnes)                   71.8             13.2             219.0              156.0
     Lead production (000's tonnes)                   23.2              4.9              67.8               47.3
     Zinc sales (000's tonnes)                        70.7             32.4             219.6              168.9
     Lead sales (000's tonnes)                        21.9              7.4              66.2               46.1
     Surplus power sold (GW.h)                         245              581               785              1,076
     Power price (US$/megawatt hr)                      53               62                42                 54
     Operating profit ($ millions)
          - Metal operations                            92               (5)              261                 35
          - Power sales                                  9               36                23                 55

Refined zinc and lead production of 71,800 tonnes and 23,200 tonnes were at normal levels in the third quarter. Production and sales in the third quarter of 2005 were affected by a shutdown of metal operations caused by a strike during most of the quarter.

Specialty metals continue to contribute favourably to Trail's results, with indium production increasing to 13,600 kilograms in the third quarter compared with 3,000 kilograms a year ago and 12,500 kilograms in the preceding second quarter of 2006.

Operating profit from metal operations was $92 million in the third quarter compared with a small operating loss last year. The higher operating profit was due mainly to higher zinc prices, while the 2005 operating results were negatively affected by reduced sales volumes and care and maintenance costs during the shutdown.

Operating profit from surplus power sales in the third quarter was $9 million compared with $36 million last year. The lower profits reflect the significantly higher power sales volumes in 2005 as a result of the shutdown of metal operations during the strike period.

The installation of the fourth power generator at Waneta dam and the replacement of substations and other infrastructure is continuing as planned with completion expected by year-end.

RED DOG (100%)
                                                 Three months ended Sep. 30         Nine months ended Sep. 30
                                               -----------------------------      ------------------------------
     100%                                             2006             2005             2006               2005
     ----
     Tonnes milled (000's)                             891              872            2,430              2,324
     Zinc grade (%)                                   20.5             20.8             20.9               21.5
     Lead grade (%)                                    6.1              5.7              6.2                5.3
     Zinc recovery (%)                                84.9             85.7             83.7               85.4
     Lead recovery (%)                                60.5             58.4             60.1               59.3
     Zinc production (000's tonnes)                  155.3            155.6            423.9              426.4
     Zinc sales (000's tonnes)                       117.2            197.4            290.4              359.2
     Lead production (000's tonnes)                   32.9             28.8             90.5               73.2
     Lead sales (000's tonnes)                        52.9             56.0             57.5               57.8
     Operating profit ($ millions)                     216              106              456                158

Zinc production at Red Dog in the third quarter was similar to last year, as higher mill throughput was mainly offset by lower ore grades in the quarter.

Zinc sales of 117,200 tonnes in the third quarter were lower than normal levels and were 80,000 tonnes lower than the same period a year ago. Significantly lower zinc sales volumes were caused by heavy ice conditions, which delayed the start of the shipping season, and subsequent poor weather conditions which further delayed loading and shipments.


7     Teck Cominco Limited 2006 Third Quarter Report

Despite significantly lower zinc sales volumes, operating profit doubled to $216 million compared with a year ago as a result of higher zinc prices.

The shipping season began on July 15, 2006 and was completed on October 24, 2006 with a total of 1,022,000 tonnes of zinc concentrate and 228,000 tonnes of lead concentrate shipped from the mine. Metals available for sale from October 1, 2006 to the beginning of the shipping season in 2007 are 472,000 tonnes of zinc in concentrate and 62,000 tonnes of lead in concentrate. While zinc and lead sales volumes in the fourth quarter are expected to be significantly higher than the first two quarters of 2007, actual sales volumes will ultimately depend on the timing of vessel arrivals and when customers take delivery of the concentrates.

Pursuant to a royalty agreement with NANA Regional Corporation Inc. (NANA), the company pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or $1 million. After the company recovers certain capital expenditures including an interest factor, the company will pay to NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at September 30, 2006, the amount of unrecovered capital expenditures including interest was US$280 million and the cumulative amount of advance royalties paid was US$140 million. The company estimates that the payment of the 25% royalty would commence in the first quarter of 2008 based on the average realized zinc and lead prices in the first nine months of 2006. The actual date on which the royalty becomes payable will be affected by a number of factors, including zinc and lead prices, capital expenditures and the cumulative amount of advance royalty payments.

ANTAMINA (22.5%)
                                                        Three months ended Sep. 30        Nine months ended Sep. 30
                                                      -----------------------------    --------------------------------
     100%                                                    2006            2005             2006                2005
     ----
     Tonnes milled (000's)                                  7,581            7,367          22,326              21,996
     Copper grade (%)                                        1.21             1.28            1.37                1.34
     Zinc grade (%)                                          0.87             1.04            0.78                1.09
     Copper recovery (%)                                     89.6             90.1            90.3                89.7
     Zinc recovery (%)                                       90.6             81.5            86.0                83.1
     Copper production (000's tonnes)                        88.9             86.6           279.5               270.3
     Copper sales (000's tonnes)                            104.5             94.2           276.8               274.8
     Zinc production (000's tonnes)                          47.4             55.2           117.8               169.2
     Zinc sales (000's tonnes)                               49.6             46.2           109.9               162.8
     Molybdenum production (000's pounds)                   4,699            3,742          12,341               9,772
     Molybdenum sales (000's pounds)                        3,619            3,515          12,267              11,215
     Company's share of operating profit ($ millions)         155               87             456                 237

Copper production of 88,900 tonnes was 3% higher than the same period last year due mainly to additional ore milled in the quarter. Copper-only ore accounted for 78% of mill throughput in the quarter compared with 63% in the third quarter of 2005. The increase in copper-only ore has resulted in higher molybdenum production compared with a year ago. In the fourth quarter, the mining plan calls for the processing of 81% of copper-only ore.

Copper and zinc sales in the third quarter were slightly higher than a year ago at 104,500 tonnes and 49,600 tonnes, respectively. The company took title to approximately 5,000 tonnes of Antamina copper concentrates in late September that will be resold to certain customers. These shipments will be recognized as sales in the fourth quarter.

Compania Minera Antamina, along with other mining companies with mining stability agreements, is finalizing an agreement with the Government of Peru with respect to proposed extraordinary social contributions in lieu of new mining royalties. The proposal calls for 3.75% of after-tax net income to be contributed to funds to be established for social spending in areas affected by mine development. Contributions are expected to be made


8     Teck Cominco Limited 2006 Third Quarter Report
effective January 1, 2006 and the company's 22.5% share of the proposed contributions for the nine months amounting to $13 million was accrued in the third quarter. Legislation to impose new mining royalties is still under debate in the Peruvian Congress, although it is expected that those royalties will not apply to companies with mining stability agreements provided that the proposed arrangements for extraordinary contributions are finalized.

The company's share of operating profit in the third quarter was $155 million compared with $87 million in the same period last year. The higher operating profit was due mainly to significantly higher copper and zinc prices, partially offset by the accrual of social contributions and the provision for the net profits royalty.

The collective agreement at the Antamina mine expired July 24, 2006 and negotiations for a new agreement are ongoing.

As part of the purchase consideration, the company`s interest in Antamina is subject to a net profits royalty which is equivalent to 7.4% of the company's share of project cash flow after recovery of capital costs and an interest factor. The net profits royalty has become payable beginning in 2006 and third quarter royalty expense was $12 million.

HIGHLAND VALLEY COPPER (97.5%)
                                                 Three months ended Sep. 30         Nine months ended Sep. 30
                                               -----------------------------     -------------------------------
     100%                                              2006            2005            2006                2005
     ----
     Tonnes milled (000's)                           11,461          13,079          33,961              37,139
     Copper grade (%)                                 0.411           0.408           0.399               0.392
     Copper recovery (%)                               91.7            89.1            91.2                88.6
     Copper production (000's tonnes)                  44.0            47.6           124.5               128.7
     Copper sales (000's tonnes)                       48.0            40.8           136.7               136.8
     Molybdenum production (000's pounds)             1,002           1,308           3,258               4,997
     Molybdenum sales (000's pounds)                    933           1,701           2,993               5,427
     Operating profit ($ millions)                      287             144             818                 423

Mill throughput at Highland Valley Copper in the third quarter was 12% lower than last year primarily due to the harder ore from Valley and Highmont pits, a fire in the pebble crusher building in mid-September and the orderly shutdown of the mill three days prior to the quarter end in anticipation of a potential strike. As a result of the lower throughput, copper production declined to 44,000 tonnes in the third quarter compared with 47,600 tonnes last year.

Copper sales in the third quarter were 18% higher than a year ago and 9% higher than production due to the timing of shipments. Copper sales volumes on a year-to-date basis are the same as last year. Molybdenum revenues, after realization charges and final pricing adjustments, were $27 million in the quarter compared with $47 million last year. The 45% reduction in sales volumes was caused by lower production due to lower ore grades.

Operating profit was $287 million in the third quarter compared with $144 million in the same period a year ago due to significantly higher copper prices and sales volumes.

The Highland Valley Copper mine and its unionized workers reached a collective agreement on October 1, 2006, which was ratified on October 13, 2006 and covers a five-year period to September 30, 2011.

The Valley east pit wall push-back is progressing on plan and mass excavation for the relocation of the in-pit crusher and conveyor is nearing completion. Higher molybdenum prices continued to facilitate the inclusion of Highmont ore which is expected to further extend the mine life and improve copper production during the 2008-2009 transition period. Approximately 13 million tonnes of Valley east wall pre-stripping will be mined in the current year, with 33 million tonnes planned in 2007 and 44 million tonnes in 2008.


9     Teck Cominco Limited 2006 Third Quarter Report

HEMLO GOLD MINES (50%)
                                                        Three months ended Sep. 30         Nine months ended Sep. 30
                                                      -----------------------------     -------------------------------
     100%                                                    2006             2005            2006                2005
     ----
     Tonnes milled (000's)                                    827              842           2,473               2,626
     Grade (g/tonne)                                          3.9              4.6             4.1                 4.5
     Mill recovery (%)                                       95.3             94.0            94.2                93.9
     Production (000's ozs)                                    99              118             308                 359
     Sales (000's ozs)                                        103              122             313                 364
     Cash operating cost per ounce (US$)                      481              330             455                 321
     Company's share of operating profit ($ millions)           2                3              10                   8

Gold production of 99,000 ounces was 16% lower than the third quarter last year due to continuing poor ground conditions that restricted mining activities in the quarter. Cash operating costs increased to US$481 (C$540) per ounce in the third quarter compared with US$330 (C$396) per ounce a year ago due to increased mining costs, the effect of the lower production and a weaker U.S. dollar.

The realized gold price in the third quarter was US$622 per ounce compared with US$439 per ounce a year ago. The higher gold price was offset by higher operating costs and lower production resulting in operating profits of $2 million in the third quarter compared with $3 million last year.

ELK VALLEY COAL PARTNERSHIP (40%)
                                                        Three months ended Sep. 30         Nine months ended Sep. 30
                                                      -----------------------------     -------------------------------
     100%                                                    2006             2005            2006                2005
     ----
     Coal production (000's tonnes)                         5,014            6,042          16,372              19,545
     Coal sales (000's tonnes)                              5,896            6,316          16,838              18,378
     Average sale price (US$/tonne)                           109              118             115                  92
     Average sale price (Cdn$/tonne)                          125              147             134                 117
     Cost of product sold (Cdn$/tonne)                         44               38              41                  33
     Transportation (Cdn$/tonne)                               36               36              37                  35
     Company's share of operating profit ($ millions)*         98              182             344                 353

     *   Results of the Elk Valley Coal  Partnership  represent the company's 40% direct interest in the Partnership commencing  April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31,
         2005.

Coal production in the third quarter at Elk Valley Coal decreased by 1.0 million tonnes compared with the same period last year as production has been curtailed to match revised sale volume expectations. The unit cost of product sold increased 16% to $44 per tonne compared with a year ago due to continuing higher mining input costs, lower production levels, longer haul distances and higher strip ratios.

Coal sales volumes were 7% lower than the same period last year as some customers reduced their requirements for hard coking coal by substituting lower quality coals. The average coal price of US$109 per tonne declined from US$118 per tonne last year reflecting the lower 2006 coal year contract prices. Coal sales volumes are expected to range between 22 and 23 million tonnes in the 2006 calendar year.

The company's 40% share of operating profit was $98 million compared with $182 million due to a lower realized coal price, higher mine operating costs and lower sales volumes.

Elk Valley Coal has entered into the early stage of volume and price negotiations for the coal year commencing April 1, 2007. High prices for hard coking coal have resulted in integrated steel mills substituting some hard coking coal with lower quality coals. New sources of supply of hard coking coal from competitors in Australia and Canada are expected to continue to come on line in the next two or three years. Infrastructure constraints in Australia are being mitigated and additional capacity is being added to port and rail facilities.


10     Teck Cominco Limited 2006 Third Quarter Report

COSTS AND EXPENSES

Interest expense of $24 million in the third quarter was higher than the $13 million recorded in the third quarter of 2005 mainly as a result of the US$1.0 billion bond issue completed in September 2005.

Net other income of $20 million in the third quarter included $46 million of interest income and $11 million of investment income from the company's holding of Fording Canadian Coal Trust units. Partly offsetting these amounts was the write-off of $18 million in previously capitalized transaction costs relating to the Inco bid which was terminated on August 16, 2006. The transaction costs are related to the company's bid for Inco and the estimated pre-tax gain of $135 million on the disposition of the Inco shares will be recorded in the fourth quarter.

Income and resource taxes on pre-tax earnings of $816 million were $321 million or 39%. This composite tax rate was higher than the Canadian statutory rate of 34% due in part to the effect of provincial mineral taxes in Canada, partially offset by resource and depletion allowances in Canada and the United States. In the third quarter, the company also incurred a higher proportion of costs which are non-deductible or deductible at reduced rates. The combined impact of these items resulted in the higher composite tax rate for the quarter.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $629 million in the third quarter compared with $476 million in the same period of 2005 with higher profits from copper and zinc operations. Cash flow after non-cash working capital changes was $752 million compared with $383 million in the third quarter of 2005. Major components of the net change in non-cash working capital items of $123 million was due mainly to the timing between the accrual and payment of current taxes.

Capital  expenditures  in the  third  quarter  were $121  million  of which $36 million was on sustaining capital expenditures, $25 million was for mining development projects. Development expenditures included $6 million for the Pogo gold project, $6 million for Trail power facilities upgrade and $5 million for the Highland Valley Copper mine life extension. The company invested $60 million on the Fort Hills oil sands project and the acquisition of oil sands leases in the third quarter, and made an advance of $45 million to UTS Energy Corporation in relation to the acquisition of oil sands leases.

During the third quarter, a portion of the Inco exchangeable debentures were presented for exchange and the company exercised its option to satisfy the exchange obligation with cash rather than Inco shares. The company paid $117 million for these debentures in the third quarter, representing a face value of $65 million or 26% of the total Inco exchangeable debentures. The balance of the debentures is expected to be presented for exchange in the fourth quarter for an estimated cash outlay of $340 million.

In the fourth quarter, the company has tendered all of its Inco shares to CVRD, which will generate cash proceeds of $770 million. Of this amount, approximately $340 million will be used to settle the outstanding Inco exchangeable debentures, resulting in a net increase in cash of $430 million. These two transactions are expected to result in a net pre-tax gain of $135 million that will be recorded in the fourth quarter of this year.

In September 2006, the remaining Antamina project debt of US$411 million (Teck Cominco's share - US$93 million) was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet repayment due at maturity. The facility is extendible annually with the concurrence of the participating banks.

Total cash and temporary investments increased by $243 million in the quarter to $3.8 billion at September 30, 2006. Total long-term debt was $1.4 billion excluding the Inco exchangeable debentures and the debt to total debt plus equity ratio was 20% at September 30, 2006. Following the Antamina refinancing, the company has no debt due within the next five years.

The company also has bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $886 million at September 30, 2006.


11     Teck Cominco Limited 2006 Third Quarter Report

CORPORATE DEVELOPMENT

The POGO gold mine continued to improve operating performance in the third quarter. The plant was operating at 70% of design capacity before a recent electrical incident temporarily suspended operations. Mill throughput is still limited by tailings filtration capacity and bottlenecks with the paste backfill system. The operating team is focusing on further improvements to mill throughput as well as improving mill recovery, which averaged 85% for the third quarter. A third pressure filter to improve filtration capacity is expected to be commissioned in December 2006. Construction has also started on modifications to the filtered tailings handling system to help paste backfilling and will be completed in the first quarter of 2007. The mill had a two-week shutdown in September to facilitate these two construction projects, which are estimated to cost US$21 million. On October 19, a construction accident severely damaged electrical systems at the mine site, resulting in a total loss of electrical power. Temporary power has been re-established using portable generators. Maintenance activities and construction projects recommenced on October 22 and underground mining resumed on October 28. Ore is being stockpiled on surface until mill operations can resume. Repairs and replacement of damaged switch gear and transformers are ongoing. Mill operations are not expected to resume before late December. Despite the interruption of production, unless unexpected difficulties are encountered in electrical system repairs, commercial production is expected to be reached in April 2007 following completion of the filter plant projects. Operating income or loss is being capitalized as part of the development costs until commercial production is achieved. The company's share of operating loss capitalized in the third quarter was $2 million.

The restart of the LENNARD SHELF zinc operations, a 50/50 joint venture with Xstrata Plc, is progressing on schedule. The management team is in place and recruitment of operating personnel has started. Refurbishment of the mill, shipping facility, camp and other site infrastructure is well underway. The underground mining contractor was mobilized in late July. The contractor has completed rehabilitation of the existing workings and has started underground development to access mining areas. Mill start-up is anticipated in January 2007 with the first shipment of zinc concentrate expected near the end of the first quarter in 2007. The Pillara mine has an anticipated mine life of four years at an annual production rate of 70,000 to 80,000 tonnes per year of zinc in concentrate.

At HIGHLAND VALLEY COPPER, a detailed production plan with capital and manpower estimates to assess the economic viability of a push-back of the Valley west pit wall to extend the mine life to 2019 and a feasibility study for the implementation of a copper refinery based on the company's proprietary CESL hydrometallurgical technology are ongoing and expected to be completed in the fourth quarter of 2006. The synergistic value of the combined mine and refinery will be evaluated to determine the final economics of the combined project.

Development work is ongoing at the MORELOS project in Mexico, including resource drilling, baseline data collection and site investigation leading to a prefeasibility study, expected to be completed in the second quarter of 2007. The 25,000 metre in-fill drill program was 68% complete at the end of the quarter and resource modeling is underway. Engineering work includes metallurgical testing for process design and for sizing and selecting equipment. Contacts have been established with the government agencies responsible for water and power. It has been confirmed that adequate power is available from the power lines crossing the site. A water study has been commenced to confirm the availability of subsurface water. Mill, infrastructure and tailings impoundment sites were selected and a site geotechnical investigation was carried out. Baseline environmental studies are also being conducted.

The FORT HILLS Energy Limited Partnership (Teck Cominco 15%) will complete the design basis memorandum and preliminary cost estimate in the first half of 2007. The upgrader environmental impact assessment is expected to be submitted to the Alberta Energy and Utilities Board in late 2006 or early 2007. The Fort Hills project team will utilize Teck Cominco's mining expertise to perform mass excavation and site grading construction requirements.

The company continues to advance a number of exploration and development projects. At CARRAPATEENA in Australia, diamond drilling and ground geophysical surveys are being carried out, with an additional 25,000 metres of drilling expected to be completed before the year-end. At the SANTA FE project in Brazil, a scoping study is underway to determine the preliminary economic status of several nickel laterite prospects. A


12     Teck Cominco Limited 2006 Third Quarter Report
preliminary resource estimate and the scoping study are expected to be completed in the fourth quarter. An extensive drilling program is also underway at the AGI DAGI gold property in Turkey.

OUTLOOK

Except as discussed above in relation to specific operations, there are no significant changes expected in operating plans or production rates at the company's operations for the balance of 2006.

The company expects strong zinc sales in the fourth quarter as most shipments from Red Dog delayed in the third quarter will be brought into sales in the fourth quarter.

The company reported record profits in the first three quarters in 2006 due mainly to significantly higher commodity prices. Current prices for copper and zinc remain significantly higher than the year-to-date averages and net earnings in the fourth quarter will remain strong should these metal prices stay at the current levels. Coal price in the fourth quarter is expected to be similar to the third quarter average price of US$109 per tonne (C$125 per tonne).

Any strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.

The company's capital expenditures are estimated to be $120 million in the fourth quarter. Total capital expenditures for 2006 are estimated to be approximately $450 million, including $200 million of sustaining capital expenditures at the company's operations and $250 million on development projects. The majority of the development costs will be spent on the Highland Valley Copper mine life extension and the Fort Hills oil sands project.

The company expects to add significantly to its cash balances during the fourth quarter as a result of strong cash flow from operations, the seasonally higher sales at Red Dog and the anticipated disposition of its investment in Inco.

CONTINGENCIES

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. ("TCML") to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On July 17, 2006, TCML petitioned the 9th Circuit for rehearing in accordance with the court's procedures.

On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated ("TCAI") entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI will pay for and conduct a remedial investigation and feasibility study (the "Studies") that, while not carried out under an


13     Teck Cominco Limited 2006 Third Quarter Report
administrative or judicial order, will be consistent with the US National Contingency Plan. TCAI agreed to provide US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior and TCML guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States, European and Canadian competition regulators have now all decided not to proceed with their investigations and have closed their files. There are now no ongoing investigations related to this matter.

TAX PROVISION

On June 1, 2006 the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024 and recorded a tax benefit of $124 million arising from these transactions directly to retained earnings. A recent Supreme Court of Canada decision has cast some doubt on the availability of this tax benefit. On the basis of the company's analysis of the decision to date, it has continued to record the tax benefit arising from these transactions in its accounts.

ADOPTION OF NEW ACCOUNTING STANDARDS, CHANGE IN ACCOUNTING POLICIES AND RESTATEMENT

RESTATEMENT OF CASH BALANCE

To conform with current period presentation, cash and cash equivalents on the December 31, 2005 balance sheet has been restated to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under the balance sheet heading temporary investments. As a result, net changes in temporary investments are now shown on the cash flow statement as an investing activity. Comparative cash flow statements for the three and nine months ended September 30, 2005 have also been restated to reflect a net decline in temporary investments.

DEFERRED STRIPPING

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are to be amortized on a unit of production basis over the proven and probable reserves to which they relate.

The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be viewed as the opening balance of capitalized stripping costs and amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million, which will be amortized over the respective remaining life of mines. In respect of the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, the accumulated deferred stripping cost as at September 30, 2006 was $19 million.


14     Teck Cominco Limited 2006 Third Quarter Report

MINERAL PROPERTIES COSTS

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

FINANCIAL INSTRUMENTS

In the third quarter of 2006, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $15 million. The unrealized mark-to-market loss on hedging positions totalled $28 million as at September 30, 2006.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)
                                             2006                          2005                            2004
                                    ---------------------     ----------------------------     ----------------------------
                                       Q3      Q2      Q1        Q4      Q3      Q2     Q1        Q4      Q3      Q2     Q1
Revenues                            1,632   1,546   1,273     1,343   1,150     994    928     1,051     925     777    675
Operating profit                      876     894     624       686     550     407    319       384     325     215    171
Net earnings                          504     613     448       510     405     225    205       285     120     116     96
Earnings per share                  $2.34   $2.95   $2.19     $2.50   $2.00   $1.11  $1.01     $1.42   $0.62   $0.60  $0.51
Cash flow from continuing
   operations (before changes to
      working capital items)          629     669     461       555     476     332    286       403     329     197    180

OUTSTANDING SHARE DATA

As at October 24, 2006 there were 210,840,382 Class B subordinate voting shares and 4,673,453 Class A common shares outstanding. In addition, there were 2,447,760 director and employee stock options outstanding with exercise prices ranging between $6.39 and $66.40 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of the company's 2005 year-end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this press release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, the outcome and consequences of the company's offer for Inco, the impact of the Peruvian royalty legislation, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.


15     Teck Cominco Limited 2006 Third Quarter Report

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions and that there are no material unanticipated variations in the cost of energy or supplies.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q3/2006 financial results on Tuesday, October 31, 2006 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.newswire.ca and www.q1234.com. The webcast will be archived at www.teckcominco.com.




16     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
=======================================================================================================================
                                                               THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                  SEPTEMBER 30                     SEPTEMBER 30
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)               2006              2005            2006              2005
=======================================================================================================================
                                                                            Note 1(b)                         Note 1(b)
REVENUES                                                    $1,632            $1,150          $4,451            $3,072
OPERATING EXPENSES                                            (687)             (529)         (1,874)           (1,595)
DEPRECIATION AND AMORTIZATION                                  (69)              (71)           (183)             (201)
-----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                               876               550           2,394             1,276

OTHER EXPENSES
     General and administrative                                (28)              (21)            (68)              (51)
     Interest on long-term debt                                (24)              (13)            (75)              (39)
     Exploration                                               (22)              (31)            (44)              (50)
     Research and development                                   (6)               (3)            (16)              (11)
     Other income (Note 5)                                      20                56             193               106
     ------------------------------------------------------------------------------------------------------------------
                                                               816               538           2,384             1,231

PROVISION FOR INCOME AND RESOURCE TAXES                       (321)             (133)           (841)             (396)

-----------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                        495               405           1,543               835

NET EARNINGS FROM DISCONTINUED OPERATION (Note 12(b))            9                 -              22                 -

-----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                $  504            $  405          $1,565            $  835
=======================================================================================================================

BASIC EARNINGS PER SHARE                                    $ 2.34            $ 2.00          $ 7.48            $ 4.12
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS         $ 2.30            $ 2.00          $ 7.37            $ 4.12
DILUTED EARNINGS PER SHARE                                  $ 2.32            $ 1.88          $ 7.21            $ 3.88
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS       $ 2.28            $ 1.88          $ 7.11            $ 3.88

WEIGHTED AVERAGE SHARES OUTSTANDING (MILLIONS)               215.4             202.7           208.9             202.2

SHARES OUTSTANDING AT END OF PERIOD (MILLIONS)               215.5             203.0           215.5             203.0

The accompanying notes are an integral part of these financial statements.


17     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
========================================================================================================================
                                                                THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                   SEPTEMBER 30                      SEPTEMBER 30
(IN MILLIONS OF DOLLARS)                                         2006           2005               2006            2005
========================================================================================================================
                                                                      Note 1(b), 2(c)                    Note 1(b), 2(c)
OPERATING ACTIVITIES
        Net earnings from continuing operations                $  495          $  405            $1,543          $  835
        Items not affecting cash:
           Depreciation and amortization                           69              71               183             201
           Future income and resource taxes                        47              31                77             111
           Gain on sale of investments and assets                   -             (21)              (76)            (57)
           Other                                                   18             (10)               32               4
        ----------------------------------------------------------------------------------------------------------------
                                                                  629             476             1,759           1,094
        Net change in non-cash working capital items              123             (93)              (36)            (95)
        ----------------------------------------------------------------------------------------------------------------
                                                                  752             383             1,723             999

FINANCING ACTIVITIES
        Issuance of long-term debt                                103           1,157               123           1,157
        Repayment of long-term debt                              (118)            (48)             (329)            (94)
        Issuance of Class B subordinate voting shares               3               7                 9              23
        Dividends paid                                           (215)              -              (296)            (81)
        Exchangeable debentures                                  (117)              -              (125)             (2)
        ----------------------------------------------------------------------------------------------------------------
                                                                 (344)          1,116              (618)          1,003

INVESTING ACTIVITIES
        Decrease (increase) in temporary investments              206             (22)              842            (388)
        Property, plant and equipment                             (61)            (91)             (197)           (226)
        Investment in oil sands properties                        (60)              -              (134)              -
        Investments and advances                                  (45)           (192)              (77)           (199)
        Proceeds from sale of investments and assets                1              26               120              81
        ----------------------------------------------------------------------------------------------------------------
                                                                   41            (279)              554            (732)

EFFECT OF EXCHANGE RATE ON CASH HELD IN U.S. DOLLARS                -             (43)              (78)            (40)

------------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                             449           1,177             1,581           1,230

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                3,230             928             2,098             875

------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $3,679          $2,105            $3,679          $2,105
========================================================================================================================

The accompanying notes are an integral part of these financial statements.


18     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
======================================================================================================================
                                                                                 SEPTEMBER 30             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                 2006                    2005
======================================================================================================================
                                                                                                       Note 1(b), 2(c)
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                        $3,679                  $2,098
      Temporary investments                                                               144                     986
      Investment in Inco (Note 3(b))                                                      488                       -
      Accounts and settlements receivable                                                 590                     531
      Inventories                                                                         870                     668
      ----------------------------------------------------------------------------------------------------------------
                                                                                        5,771                   4,283

INVESTMENTS                                                                               281                     666

PROPERTY, PLANT AND EQUIPMENT                                                           3,503                   3,516

OTHER ASSETS                                                                              341                     344

----------------------------------------------------------------------------------------------------------------------
                                                                                       $9,896                  $8,809
======================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Dividends payable                                                                  $  -                $     81
      Accounts payable and accrued liabilities                                            533                     442
      Inco exchangeable debentures (Note 3(b))                                            183                       -
      Current portion of long-term debt                                                     -                     213
      Current income and resource taxes payable                                           240                     261
      Current portion of future income and resource taxes                                 175                     118
      ----------------------------------------------------------------------------------------------------------------
                                                                                        1,131                   1,115

LONG-TERM DEBT                                                                          1,447                   1,508
OTHER LIABILITIES (Note 7)                                                                661                     667
FUTURE INCOME AND RESOURCE TAXES                                                          867                     888
INCO EXCHANGEABLE DEBENTURES (Note 3(b))                                                    -                     248
SHAREHOLDERS' EQUITY (Note 8)                                                           5,790                   4,383

----------------------------------------------------------------------------------------------------------------------
                                                                                       $9,896                  $8,809
======================================================================================================================

The accompanying notes are an integral part of these financial statements.


19     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
======================================================================================================================
                                                                   THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                      SEPTEMBER 30                   SEPTEMBER 30
(IN MILLIONS OF DOLLARS)                                            2006          2005            2006           2005
======================================================================================================================
RETAINED EARNINGS AT BEGINNING OF PERIOD                          $3,071        $1,396          $2,228         $1,049

Net earnings                                                         504           405           1,565            835
Dividends                                                              -             -            (215)           (81)
Interest on exchangeable debentures, net of taxes                      -             -              (3)            (2)

----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                                $3,575        $1,801          $3,575         $1,801
======================================================================================================================

The accompanying notes are an integral part of these financial statements.


20     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================


1.   BASIS OF PRESENTATION

     (a) These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

     (b) Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.


2. ADOPTION OF NEW ACCOUNTING STANDARDS AND CHANGE IN ACCOUNTING POLICY AND RESTATEMENT

     (a) Deferred stripping

         Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

         The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be viewed as the opening balance of capitalized stripping costs and amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million, which will be amortized over the respective remaining life of mines. In respect of the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, the accumulated deferred stripping cost as at September 30, 2006 was $19 million.

     (b) Mineral properties costs

         Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

         Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

         Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

     (c) Restatement of cash balance

         To conform with current period presentation, cash and cash equivalents on the December 31, 2005 balance sheet has been restated to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under the balance sheet heading temporary investments. As a result, net changes in temporary investments are now shown on the cash flow statement as an investing activity. Comparative cash flow statements for the three and nine months ended September 30, 2005 have also been restated to reflect a net decline in temporary investments.


21     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================


3.   INCO EXPIRY OF OFFER AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES

     (a) Expiry of offer to acquire Inco

         The company's issuer bid for all of the outstanding shares of Inco Limited expired on August 16, 2006 with insufficient shares tendered to meet the minimum bid requirements. As a result, the company has written off all of the costs related to this transaction, totalling $18 million (Note 5).

     (b) Inco exchangeable debentures due 2021

         During the  quarter,  a portion  of the  company's  Inco  exchangeable debentures due 2021 were called for redemption by the exchangeable debenture holders. Each $1,000 principal amount of exchangeable debentures is exchangeable at the option of the holder into 20.7 common shares of Inco. The company has exercised its option to satisfy the exchange obligation by cash payment determined with reference to the market value of the Inco common shares at the time of the exchange. Accordingly, the company paid $117 million to satisfy the exchange obligation of $65 million of the principal amount of the exchangeable debentures. The outstanding balance of the Inco exchangeable debentures with a face value of $183 million is expected to be presented for exchange in the fourth quarter.

         The Inco exchangeable debentures due 2021 have been previously accounted for as a cash flow hedge of the anticipated disposition of the Inco common shares held by the company and pledged as security for the exchangeable debentures. Accordingly, the $52 million premium on the redemption of the exchangeable debentures is deferred as a cost of the investment in Inco and will be charged against the corresponding gain on the eventual disposition of the Inco common shares.

         The company has reclassified both its investments in Inco common shares and the Inco exchangeable debenture as current as both are now expected to be realized within one year.


4.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                       SEPTEMBER 30                December 31
     (IN MILLIONS OF DOLLARS)                                                  2006                       2005
     ----------------------------------------------------------------------------------------------------------
                                                                                                    Note 2(c)
     (a) i) Cash and cash equivalents

            Cash                                                             $   11                    $  132
            Money market investments with maturities from
              the date of acquisition of 3 months or less                     3,668                     1,966

     ----------------------------------------------------------------------------------------------------------
                                                                             $3,679                    $2,098
     ==========================================================================================================

          ii) Temporary investments

             Money market investments with maturities from
              the date of acquisition of
                 3-6 months                                                  $  144                    $  911
                 6-12 months                                                      -                        75

     ----------------------------------------------------------------------------------------------------------
                                                                             $  144                    $  986
     ==========================================================================================================

                                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                    SEPTEMBER 30                SEPTEMBER 30
     (IN MILLIONS OF DOLLARS)                                     2006        2005           2006          2005
     ----------------------------------------------------------------------------------------------------------
     (b)  Income and resource taxes paid                          $175         $42           $648          $134
          Interest paid                                           $ 12         $22           $ 72          $ 46

22     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

5.   OTHER INCOME (EXPENSE)

                                                                  THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                     SEPTEMBER 30                   SEPTEMBER 30
     (IN MILLIONS OF DOLLARS)                                      2006        2005               2006         2005
     ---------------------------------------------------------------------------------------------------------------
     Interest and investment income                                $ 46        $ 11               $121         $ 29
     Gain on sale of investments and assets                           -           5                 76           38
     Income from Fording Canadian Coal Trust                         11          33                 38           51
     Gain on dilution of interest in Elkview mine                     -          19                  -           19
     Insurance proceeds                                               -           -                  6           21
     Minority interests                                              (9)         (4)               (24)         (11)
     Inco bid costs (Note 3(a))                                     (18)          -                (18)           -
      Asset retirement obligation expense for closed properties        -         (7)                (6)         (11)
     Non-hedge derivative losses                                     (3)        (10)                (1)         (25)
     Foreign exchange gains                                           2           9                  5            7
     Miscellaneous expense                                           (9)          -                 (4)         (12)

     ---------------------------------------------------------------------------------------------------------------
                                                                   $ 20        $ 56               $193         $106
     ===============================================================================================================


6.   EMPLOYEE FUTURE BENEFITS EXPENSE

                                                                  THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                     SEPTEMBER 30                   SEPTEMBER 30
     (IN MILLIONS OF DOLLARS)                                      2006        2005               2006         2005
     ---------------------------------------------------------------------------------------------------------------

     Pension plans                                                 $  9        $  9                $27          $29
     Post-retirement benefit plans                                    6           5                 16           13

     ---------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                              $ 15        $ 14                $43          $42
     ===============================================================================================================

7.   OTHER LIABILITIES

                                                                                    SEPTEMBER 30        December 31
     (IN MILLIONS OF DOLLARS)                                                               2006               2005
     ---------------------------------------------------------------------------------------------------------------
     Asset retirement obligation and other post-closure costs                               $393               $407
     Accrued pension and post-retirement benefits                                            198                206
     Minority interests                                                                       40                 18
     Other                                                                                    30                 36

     ---------------------------------------------------------------------------------------------------------------
                                                                                            $661               $667
     ===============================================================================================================


23     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

8.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity
                                                                                    SEPTEMBER 30        December 31
         (IN MILLIONS OF DOLLARS)                                                           2006               2005
         -----------------------------------------------------------------------------------------------------------
         Share capital                                                                    $2,396             $2,155
         Contributed surplus                                                                  64                 61
         Retained earnings                                                                 3,575              2,228
         Cumulative translation adjustment                                                  (245)              (168)
         Exchangeable debentures due 2024 (c)                                                  -                107

         -----------------------------------------------------------------------------------------------------------
                                                                                          $5,790             $4,383
         ===========================================================================================================

         The cumulative translation adjustment represents the net unrealized foreign exchange loss on the translation of the accounts of self-sustaining foreign subsidiaries and any U.S. dollar denominated debt which has been designated as hedges against these investments.

     (b) Stock-based compensation

         In February 2006, 355,400 share options were granted to employees. These options have an exercise price of $66.40, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $23 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 4.11%, a dividend yield of 1.04% and an expected volatility of 35%.

         In the nine months to September 30, 2006, the company issued 131,742 and 109,066 Deferred and Restricted Share Units to employees and directors respectively. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest in three years for employees. Total number of deferred and restricted share units outstanding at the end of the period was 563,280.

         The company recorded stock-based compensation expense of $13 million to September 30, 2006 in respect of all outstanding options and share units.

     (c) Redemption of exchangeable debentures due 2024

         On June 1, 2006 the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024 which was recorded in shareholders' equity. In the course of these transactions, all outstanding debentures were tendered for exchange and the company issued 11,489,368 Class B subordinate voting shares. Since the debentures form part of the company's shareholders' equity the exchange and the related tax adjustments have no effect on net earnings and are accounted for by adjustments to components of shareholders' equity. The transactions resulted in a net increase in shareholders' equity of $124 million as a result of a tax related adjustment.

         A recent Supreme Court of Canada decision has cast some doubt on the availability of this tax benefit. On the basis of the company's analysis of the decision to date, it has continued to record the tax benefit arising from these transactions in its accounts.


24     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

9.   DERIVATIVES AND FINANCIAL INSTRUMENTS AT SEPTEMBER 30, 2006
                                                                                                        Unrealized
                                                                                                     Market Value
                                                     2006       2007      2008      2009     Total     Gain (Loss)
        -----------------------------------------------------------------------------------------------------------
                                                                                                    (CDN$ MILLIONS)
       GOLD (thousands of ozs)
          Forward sales contracts                       -         44        44        43       131
          Average price (US$/oz)                        -        350       350       350       350          $(40)

          Forward sales contracts                      20          8         -         -        28
          Average price (C$/oz)                       519        520         -         -       519            (4)

       US DOLLARS (millions)
          Forward sales contracts (a)                  32          -         -         -        32
          Average exchange rate                      1.41          -         -         -      1.41             9

          Forward sales contracts (b)               1,218          -         -         -     1,218
          Average exchange rate                      1.12          -         -         -      1.12             6

       ZINC (millions of lbs) (c)
          Fixed forward purchase commitments            7          -         -         -         7
          Average price (US(cent)/lb)                1.02          -         -         -      1.02             3
                                                                                                          --------
                                                                                                            $(26)

       INTEREST RATE SWAP

       Principal Amount       Rate Swapped         Rate Obtained           Maturity Date          Unrealized Loss
       -----------------------------------------------------------------------------------------------------------
       US$100 million          7.00%              LIBOR plus 2.14%        September 2012                       (2)

       Notes:
       (a) Included in the U.S. dollar forward sales contracts of US$32 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$5 million.
       (b) From time to time, the company purchases U.S. dollar short-term money market investments. The company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.
       (c) From time to time, certain customers purchase refined zinc at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, they are not considered to be sufficiently effective under hedge accounting standards. Accordingly, the company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains and losses in other income and expense.

10.  CONTINGENCIES

     The company considers provisions for all its outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2006, or with respect to future claims, cannot be predicted with certainty.

     (a) Upper Columbia River Basin (Lake Roosevelt)

         On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the US Environmental Protection


25     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================


10.  CONTINGENCIES, CONTINUED

         Agency (EPA) on December 11, 2003 (the "UAO") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

         On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On July 17, 2006, TCML petitioned the 9th Circuit for rehearing in accordance with the court's procedures.

         On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated ("TCAI") entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI will pay for and conduct a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, will be consistent with the US National Contingency Plan. TCAI agreed to provide US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior and TCML guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

         There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

     (b) Competition investigation

         TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States, European and Canadian competition regulators have now all decided not to proceed with their investigations and have closed their files. There are now no ongoing investigations related to this matter.

     (c) Mining royalty in Peru

         Compania Minera Antamina, in which the company has a 22.5% interest, together with other mining companies in Peru that have mining stability agreements, has entered into negotiations with the Government of Peru aimed at reaching agreement with the government with respect to proposed extraordinary social contributions in lieu of new mining royalties. Although negotiations are ongoing, the government has announced that it has proposed that amounts up to 3.75% of after-tax net income will be contributed by mining companies to funds to be established to administer social spending in areas affected by mine development. Contributions are expected to be made effective January 1, 2006 and the company's 22.5% share of the proposed non-deductible contributions totalled $13 million in the nine months and were accrued in the third quarter.

         Legislation to impose new mining royalties is still under debate in the Peruvian legislature, although it is expected that those royalties will not apply to companies with mining stability agreements provided that the proposed arrangements for extraordinary contributions are finalized.


26     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================


11.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc-lead smelter and refineries, zinc, copper, gold and coal mines, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company's investment, exploration and development activities.

     ==============================================================================================================
                                                           Three months ended September 30, 2006
                                         --------------------------------------------------------------------------
                                         Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                    Refineries       Mines    Mines     Mines     Mines   and Other      Total
     --------------------------------------------------------------------------------------------------------------
     Segment revenues                          443        349       606        37       294          75      1,804
     Less inter-segment revenues                 -       (106)      (66)        -         -           -       (172)
     --------------------------------------------------------------------------------------------------------------
     Revenues                                  443        243       540        37       294          75      1,632

     Operating profit                          101        225       442         2        98           8        876
     Interest expense                            -          -        (3)        -         -         (21)       (24)
     Other                                       -          -       (10)        -         -         (26)       (36)
     --------------------------------------------------------------------------------------------------------------
     Earnings before taxes                     101        225       429         2        98         (39)       816
        and discontinued operation

     Capital expenditures                       14         16        14        10         3           4         61

     ==============================================================================================================
                                                           Nine months ended September 30, 2006
                                         --------------------------------------------------------------------------
                                         Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                    Refineries       Mines    Mines     Mines     Mines   and Other      Total
     --------------------------------------------------------------------------------------------------------------

     Segment revenues                        1,257        758     1,712       111       893         214      4,945
     Less inter-segment revenues                 -       (305)     (187)        -         -          (2)      (494)
     --------------------------------------------------------------------------------------------------------------
     Revenues                                1,257        453     1,525       111       893         212      4,451

     Operating profit                          284        487     1,274        10       344          (5)     2,394
     Interest expense                            -          -        (8)        -       (1)         (66)       (75)
     Other                                       -          -       (10)        -         -          75         65
     --------------------------------------------------------------------------------------------------------------
     Earnings before taxes                     284        487     1,256        10       343           4      2,384
        and discontinued operation

     Total assets                            1,520      2,052     1,270       383       620       4,051      9,896

     Capital expenditures                       37         33        66        36        13          12        197

     ==============================================================================================================
                                                           Three months ended September 30, 2005
                                         --------------------------------------------------------------------------
                                         Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                    Refineries       Mines    Mines     Mines     Mines   and Other      Total
     --------------------------------------------------------------------------------------------------------------

     Segment revenues                          152        255       363        33       358          31      1,192
     Less inter-segment revenues                 -        (36)      (5)         -         -          (1)       (42)
     --------------------------------------------------------------------------------------------------------------
     Revenues                                  152        219       358        33       358          30      1,150

     Operating profit                           31        107       232         3       182          (5)       550
     Interest expense                            -          -        (4)        -         -          (9)       (13)
     Other                                       -          -         -         -         -           1          1
     --------------------------------------------------------------------------------------------------------------
     Earnings before taxes                      31        107       228         3       182         (13)       538
        and discontinued operation

     Capital expenditures                        4         14        12        29        32           -         91

27     Teck Cominco Limited 2006 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

11.  SEGMENTED INFORMATION, CONTINUED

     ==============================================================================================================
                                                           Nine months ended September 30, 2005
                                         --------------------------------------------------------------------------
                                         Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                    Refineries       Mines    Mines     Mines     Mines   and Other      Total
     --------------------------------------------------------------------------------------------------------------
     Segment revenues                          686        420     1,114        98       835         135      3,288
     Less inter-segment revenues                 -       (123)      (91)        -         -          (2)      (216)
     --------------------------------------------------------------------------------------------------------------
     Revenues                                  686        297     1,023        98       835         133      3,072

     Operating profit                           90        158       672         8       353          (5)     1,276
     Interest expense                            -          -       (11)        -         -         (28)       (39)
     Other                                       -          -         -         -         -          (6)        (6)
     --------------------------------------------------------------------------------------------------------------
     Earnings before taxes                      90        158       661         8       353         (39)     1,231
        and discontinued operation

     Total assets                            1,294      1,541     1,152       313       628       3,114      8,042

     Capital expenditures                       24         30        21        61        87           3        226

12.  OTHER

     (a) Seasonality of sales

         Due to ice conditions, the port serving the Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, sales volumes are generally higher in the third and fourth quarter of each year than the first and second quarters.

     (b) Discontinued operation

         Pursuant to the agreement for sale of the Cajamarquilla zinc refinery completed in December 2004, the company has recorded additional after-tax consideration of $22 million for the nine months ended
         September 30, 2006 in respect of the annual zinc price participation exceeding US$0.454 per pound. The zinc price participation agreement extends until 2009.


13.  SUBSEQUENT EVENT

     On October 19, a construction accident severely damaged electrical systems at the Pogo mine site, resulting in a total loss of electrical power. Temporary power has been re-established using portable generators. Maintenance activities and construction projects recommenced on October 22 and underground mining resumed on October 28. Ore is being stockpiled on surface until mill operations can resume. Repairs and replacement of damaged switch gear and transformers are ongoing. Mill operations are not expected to resume before late December. Despite the interruption of production, unless unexpected difficulties are encountered in electrical system repairs, commercial production is expected to be reached in April 2007 following completion of the filter plant projects.


28     Teck Cominco Limited 2006 Third Quarter Report